

Mail Stop 3720

August 31, 2009

Mr. John W. Hobbs
Chief Financial Officer
CommunitySouth Financial Corporation
6602 Calhoun Memorial Hwy
Easley, South Carolina 29640

> **Re: CommunitySouth Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 0-51896**

Dear Mr. Hobbs:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director